Exhibit 99.1

RepliCel Appoints Brooke Hurford as Corporate Secretary and Director, Finance

VANCOUVER, BC – July 16, 2014 – RepliCel Life Sciences Inc. (the “Company”) (TSXV: RP) (OTCQB: REPCF), today announced that it has appointed Brooke Hurford, CA as Corporate Secretary and Director, Finance.

Ms. Hurford is a Chartered Accountant and holds a degree in Psychology and a diploma in Accounting from the University of British Columbia. Ms. Hurford has spent several years in public practice specializing in reviews and audits for public companies. She recently held a role in the treasury department at the Bank of Montreal.

Pursuant to its Stock Option Plan, the Company granted 30,000 options to Ms. Hurford. The options vest over a one year period and are exercisable at $0.66 per share for five years.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

On Behalf of the Board
RepliCel Life Sciences Inc.
/s/ David Hall
David Hall, President and Chief Executive Officer

CORPORATE CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com
www.replicel.com

US INVESTOR RELATIONS:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
858-356-5932
robert.uhl@westwicke.com

CANADIAN INVESTOR RELATIONS:
Christina Cameron
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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